April 9, 2019

David W. Long
Chief Financial Officer
Corindus Vascular Robotics, Inc.
309 Waverley Oaks Road, Suite 105
Waltham, Massachusetts 02452

       Re: Corindus Vascular Robotics, Inc.
           Registration Statement on Form S-3
           Filed March 27, 2019
           File No. 333-230541

Dear Mr. Long:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at (202) 551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    William C. Hicks, Esq.